UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05035547

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 7 2005

SEC FILE NUMBER
8-26579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/03 (MM/DD/YY) AND ENDING 11/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TransMarket Group L.L.C. ~~and Subsidiaries~~

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Boulevard, Suite 1930
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. O'Brien 312-663-4941
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive **(Address)** Chicago **(City)** IL **(State)** 60606-3392 **(Zip Code)**

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

TransMarket Group L.L.C. and Subsidiaries
Table of Contents
November 30, 2004

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Member of
TransMarket Group L.L.C. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of TransMarket Group L.L.C. and Subsidiaries as of November 30, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of TransMarket Group L.L.C. and Subsidiaries as of November 30, 2004 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 5, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

TransMarket Group L.L.C. and Subsidiaries
Consolidated Statement of Financial Condition
November 30, 2004

Assets

Cash	$ 2,571,000
Securities purchased under agreements to resell	229,301,000
Securities and options owned ($214,359,000 pledged)	302,993,000
Receivable from broker-dealers and clearing organizations	124,708,000
Memberships and stock in exchanges and clearing organization, at cost (market value of $11,978,000)	3,168,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $3,685,000	4,945,000
Other assets	5,415,000
Total assets	$ 673,101,000

Liabilities and Member's Equity

Liabilities	
Payable to customers	$ 17,328,000
Securities sold under agreements to repurchase	269,933,000
Securities and options sold, not yet purchased	328,852,000
Payable to broker-dealers	995,000
Accounts payable, accrued expenses, and other liabilities	20,753,000
Total	637,861,000
Liabilities subordinated to claims of general creditors	1,000,000
Member's equity	34,240,000
Total liabilities and member's equity	$ 673,101,000

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—TransMarket Group L.L.C. ("TMG") and Subsidiaries (collectively, the "Company") enters into proprietary transactions in securities and exchange listed derivatives, primarily in the United States, Europe and Australia. The Company also provides clearing and execution services to customers in Australia. TMG is a registered broker-dealer and futures commission merchant and a member of principal U.S. commodity exchanges. TMG's operating agreement provides, among other things, that TMG shall dissolve no later than December 31, 2044.

Basis of Presentation—The consolidated financial statement includes the accounts of TMG and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivatives Transactions—Transactions in securities and derivatives are recorded on trade date. Securities owned and securities sold, not yet purchased, and open futures and options on futures contracts are carried at market value, with the resulting unrealized gains and losses reflected in revenue.

Receivable and payable amounts for securities transactions that have not reached their contractual settlement date are recorded net in the consolidated statement of financial condition.

Commissions earned and related expenses are recognized on trade date.

Resale and Repurchase Agreements—Securities purchased under agreements to resell (reverse repurchase or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged where appropriate.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are being depreciated over the estimated useful lives of the assets on the straight-line method. Leasehold improvements are being amortized over the lesser of the estimated useful lives of the improvements or the term of the lease on the straight-line method.

Income Taxes—Under the provisions of the Internal Revenue Code, TMG is treated as a division of its member. Accordingly, TMG's taxable income or loss is included in the tax return of its member. TMG's foreign subsidiaries are subject to tax in the jurisdictions in which they operate. Deferred income taxes are recorded to reflect the effects of differences in the recognition of income and expenses for financial reporting and tax reporting purposes, and for the benefits of any loss carryforwards.

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

Translation of Foreign Currencies—The assets and liabilities of foreign operations are translated at the exchange rates in effect at the date of the statement of financial condition, with related translation gains or losses reported as a separate component of member's equity.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair values or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 2 Assets Segregated or Held in Separate Accounts Under Foreign Regulations

At November 30, 2004, assets segregated or held in separate accounts under foreign regulations and included in the consolidated statement of financial condition are as follows:

Cash	$ 656,000
Receivable from broker-dealers	20,709,000
Total	$ 21,365,000

Note 3 Securities and Options Owned and Sold, Not Yet Purchased

Securities and options owned and sold, not yet purchased, at November 30, 2004 consist of:

	Securities and Options Owned	Securities and Options Sold, Not Yet Purchased
U.S. Government obligations	$ 299,832,000	$ 326,704,000
Common stock	3,075,000	2,060,000
Options	86,000	88,000
Total	$ 302,993,000	$ 328,852,000

At November 30, 2004, U.S. Government obligations of $3,519,000 and common stock of $3,011,000 have been deposited as collateral with broker-dealers and clearing organizations and portions of these deposits collateralize amounts due to these counterparties.

Note 4 Collateral Under Resale and Repurchase Agreements

At November 30, 2004, the aggregate fair values of collateral obtained under resale agreements and deposited under repurchase agreements are substantially equal to the aggregate carrying values of the transactions reflected in the consolidated financial statements.

Note 4 Collateral Under Resale and Repurchase Agreements, *Continued*

The fair value of collateral obtained under resale agreements at November 30, 2004 was approximately $228,899,000 (including collateral delivered to satisfy delivery obligations from short positions of approximately $25,165,000). The fair value of securities owned and pledged as collateral under repurchase agreements at November 30, 2004 was approximately $214,359,000. Also, the net fair value of securities owned that were sold but not yet settled and pledged as collateral under repurchase agreements was approximately $54,977,000.

Note 5 Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities at November 30, 2004 consist of:

Accrued trader compensation and participation interests	$ 12,063,000
Minority interest	2,459,000
Other	6,231,000
Total	$ 20,753,000

Note 6 Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at November 30, 2004 represent borrowings from a shareholder of TMG's member pursuant to a subordinated loan agreement providing for interest at a rate of 5 percent per annum and maturing on December 31, 2004. During January 2005, TMG borrowed, subject to regulatory approval, $2,538,000 under a subordinated loan agreement and relatedly, TMG made an equity distribution to its member of $1,538,000. The loan bears interest at 5 percent per annum and matures in January 2006.

Note 7 Income Taxes

The Company has a net operating loss carryforward of approximately $626,000 from one of its foreign operations available indefinitely to offset future taxable income of this operation. At November 30, 2004, the Company has a deferred tax asset of approximately $652,000, of which approximately $200,000 arose from this net operating loss carryforward. However, a valuation allowance of approximately $200,000 has been provided to offset the deferred tax asset related to the net operating loss as realization is not assured.

Note 8 Employee Benefit Plan

The Company has a qualified 401(k) profit sharing plan covering all eligible employees. Under the provisions of the plan, the Company matches a portion, as defined, of the employees' contributions. In addition, the Company may elect to make discretionary contributions to the plan.

Note 9 Commitments and Contingencies

The Company leases office space under noncancelable lease agreements that expire at various dates to May 31, 2009. At November 30, 2004, the aggregate minimum annual rental commitments under these operating leases, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

2005	$ 817,000
2006	571,000
2007	522,000
2008	459,000
2009	440,000
Thereafter	210,000
	$ 3,019,000

The Company is also in the process of negotiating a new office space lease agreement for one of its foreign subsidiaries.

The Company guarantees to certain clearing houses the performance of other members of these institutions and, under certain circumstances, would be subject to assessment. Management is unable to determine the amount of future payments, if any, under this guarantee since it is based, in part, on the performance of other members of the clearing houses.

Note 10 Related Parties

At November 30, 2004, accounts payable, accrued expenses, and other liabilities include a 6.4 percent note payable to officers of $1,139,000.

Note 11 Derivatives Activities

In the normal course of business, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures, options contracts, and other financial instruments with similar characteristics. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the consolidated statement of financial condition.

Note 11 Derivatives Activities, *Continued*

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

The Company also has securities sold, not yet purchased and will, therefore, be obligated to acquire the securities in the future at prevailing market prices, which may exceed the amount recorded in the consolidated statement of financial condition.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentrations of Credit Risk—The Company also enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

Customer Activities—The Company's customer activities include the acceptance and clearance of futures contracts and options on futures contracts for customers of its Australian subsidiary. As such, the Company guarantees to the respective clearing house its customers' performance under these contracts. The Company requires its customers to meet, at a minimum, the margin requirements established by the exchange at which the contracts are traded. These margin deposits represent good faith deposits by the customers, which reduce the risk to the Company of a failure on the part of the customer to fulfill any obligation under these contracts. In addition, the Company monitors daily its exposure to the risk of loss on an account by account basis and adjusts margin requirements as needed. Under certain circumstances, customers may be required to deposit additional funds, securities or other collateral. In order to reduce the risk of loss, the Company may also liquidate certain customer positions.

Note 12 Net Capital Requirements

TMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). TMG has elected to use the alternative method permitted by the rule, which requires TMG to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items" as these terms are defined. TMG is also subject to the Commodity Futures Trading Commission Net Capital Requirements (Regulation 1.17) and is required to maintain "net capital" equivalent to the greater of $250,000, or the sum of 8 percent of customer and 4 percent of noncustomer risk maintenance margin requirements on all positions, as these terms are defined. Net capital changes from day to day, due to among other things, charges for proprietary positions held. At November 30, 2004, TMG had net capital and net capital requirements of approximately $12,532,000 and $250,000, respectively. In addition, the Australian operations are subject to the capital requirements of the Sydney Futures Exchange and the Australian Securities and Investments Commission. At November 30, 2004, the Company was in compliance with these capital requirements. The net capital requirements may effectively restrict the payment of cash distributions and the repayment of subordinated borrowings.

Note 13 Consolidated Subsidiaries

TMG's consolidated subsidiaries have total assets of approximately $32,564,000 and member's equity of $6,640,000.

The accounts of TMG's consolidated subsidiaries are not included in TMG's computation of net capital as the assets of TMG's consolidated subsidiaries are not readily available for the protection of TMG's counterparties and other creditors, and the liabilities of TMG's consolidated subsidiaries are not guaranteed by TMG.